March 26, 2008	Trading Symbol: TSX.V – HNC

Hard Creek Nickel funds Carbon Sequestration Research

(Vancouver) -- Neil Froc, Executive Vice President of Hard Creek Nickel Corporation (TSX.V –HNC), announced today that the Company has committed to providing up to $60,000 in funding for two research projects under the supervision of Dr. Michael Hitch, Ph.D., P.Geol., Assistant Professor with the Norman B. Keevil Institute of Mining Engineering at the University of British Columbia. This research will consist of defining the economics of new mining protocols for the Turnagain Project which employ CO2 capture and storage (CCS) and then developing newresource and mine planning models utilizing the sequestration potential of mine waste rock materials.

The Turnagain project, which is 100% owned by Hard Creek, is located in British Columbia about 1350 km northwest of Vancouver and 70 km east of Dease Lake. Nickel and copper sulfides were first identified on the property in about 1956. Falconbridge Nickel Mines completed the first exploration programs from 1966 to 1973. Exploration to date on the Turnagain property has included geological mapping, geophysical and geochemical surveys and more than 75,620 metres (248,100 feet) of diamond drilling in 304 drill holes. Host rocks for the mineral resource are predominantly the magnesium silicates olivine and serpentine.

“We are taking a proactive stance towards the management of our potential green house gas emissions,” said Mr. Froc. “We believe the research will put us in a better position to demonstrate effective carbon offsets and this will enhance the financial performance of our Turnagain Project.”

“I am excited about the opportunity to work with the support of Hard Creek Nickel on these two research projects,” said Dr. Hitch. “The level of commitment to this research is testimony to Hard Creek’s forward thinking and progressive stance on the important aspects of CCS. Clearly they recognize that there is the potential to enhance the Turnagain Project and to more effectively utilize the mineral resource in their possession.”

The two research projects explore the opportunity for using mine waste rock and tailings as a medium for capture and storage of CO2 gas. The unique aspect of this research is the premise that CCS can be achieved through the process of mineral carbonation of magnesium silicate minerals at ambient temperatures and pressures. As a result of this new found use of what has been traditionally considered mine waste materials, a new technology is emerging whereby these materials may now have an enhanced value at a mining operation.

This realization of value presents itself in several ways to the mine operator. Firstly, traditional mining and material movement methodologies become obsolete in terms of the economics of waste versus ore. Under operating conditions, materials that have enhanced sequestration potential (i.e. those with enhanced CCS characteristics) will be mined in a different manner than non-reactive materials. Trucking, crushing, placement and other costs will now be applied to this material.

A second realization of value may exist in the reactive materials’ capacity to consume carbon and its value to other CO2 emitters and their ability to use this material to manage their ownemissions.

The determination, mining, placement and operation of CCS reactive rock materials employ not only a new way of looking at traditional waste rock but also a new assignment of values. These new values will be ultimately utilized under cap and trade programs designed to reduce green house gas emissions and credit those involved with CCS.

The Turnagain deposit has been recently estimated (see December 10, 2007 News Release for details) with the measured and indicated resource estimated at 489 million tonnes grading 0.22% total nickel (0.16% nickel in sulphides) and 0.012% cobalt and an additional inferred resource of 560 million tonnes grading 0.20% total nickel (0.15% nickel in sulphides) and 0.011% cobalt. The mineral resources of the Turnagain deposit were classified in accordance with CIM Definition Standards and Best Practices referred to in NI 43-101 which have a reasonable expectation of economic extraction.

On behalf of the Board of Directors of Hard Creek Nickel Corporation

“Mark Jarvis”

MARK JARVIS, President

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